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                                                                EXHIBIT 1.(5)(i)

                           DISABILITY BENEFIT RIDER

DISABILITY BENEFITS - On each monthly payment date that the Insured qualifies, we will add the Disability Benefit Amount shown in the Policy Specifications pages to the Accumulated Value. To qualify, the Insured must be totally disabled, as defined below, and under age 65. We will make the addition on the monthly payment date or, if later, at the time we receive proof of disability. We will not make the addition for a monthly payment date unless we receive proof of disability within one year following that date.

If total disability begins during the grace period for an unpaid premium, that premium must be paid in order to establish a valid claim under this rider.

TOTAL DISABILITY - Total disability means a condition which:
 .   results from bodily injury accidentally sustained or disease which first manifests itself while this rider is in effect;
 .   occurs before the Insured's age 60;
 .   lasts continuously for at least 3 months; and, either
 .   stops the Insured from performing the substantial and material duties of the job; or
 .   includes the Insured's total and irrecoverable loss of sight of both eyes or the use of two hands, two feet or one hand and one foot.

During the first 24 months of disability, "the job" means the Insured's occupation for pay or profit at the time total disability began. After that, "the job" means any job for which the Insured is or becomes reasonably fitted by education, training or experience. If the Insured is a student when disability begins, "the job" means attending school.

NOTICE OF DISABILITY CLAIM - We must receive notice of the Insured's total disability, at our home office, on forms we provide and while the Insured is alive and disabled. If it is not reasonably possible for you to give us notice within the time limits, you must give us notice within one year from the time total disability ends.

PROOF OF DISABILITY - Before we pay a benefit, we must receive proof of total disability. From time to time after the Insured is disabled, we may require proof of continuing disability. This proof may include a medical exam by a physician we select and pay. After two years of disability, we will not require such proof more than once a year.

WAR SERVICE NOT COVERED - Disability occurring in a period during which the Insured is in the armed forces of any country at war (declared or not) is not covered under this rider. No insurance charges for this rider will be made for such a period. If any such charges are made, we will reverse them.

INSURANCE CHARGES - The Insurance Charges for this rider are shown in the Policy Specifications pages.

EFFECTIVE DATE - This rider is effective on the Policy Date unless otherwise stated. This rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of: